Mail Stop 3561

January 12, 2007

Michael H. Cole, Esq.
Vice President, Chief Legal Officer & Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Re: Smithfield Foods, Inc.
      Amendment no. 2 to Registration Statement on Form S-4
      Filed January 9, 2007
      File No. 333-138090

Dear Mr. Cole,

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Registration Statement

Notes to Unaudited Pro Forma Combined Condensed Financial Data, page 74

1. We note your revised footnote (7) on page 76 in response to our prior comment 4 of our letter dated December 28, 2006. In addition to providing your fair value calculation for the converted Smithfield options, please also disclose the weighted average fair value and the assumptions used in determining the fair value of the outstanding PSF options which support your conclusion that the fair value of the converted options approximates the fair value of the PSF options. Also, please disclose the total number of outstanding PSF and converted Smithfield options used in determining the additional purchase price of $3.9 million.

Other

2. Provide a currently dated consent from the independent public accountants in the amendment.

* * * * *

       As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Jean Yu at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Robert E. Spatt, Esq.
       Simpson Thacher & Bartlett LLP
       via facsimile: (212) 455-2502